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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/12___ AND ENDING ___12/31/12___
                                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Edward D. Jones & Co., L.P.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___12555 Manchester Road___
(No. and Street)

___St. Louis___   ___MO___   ___63131___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Kevin Bastien___   ___314-515-5946___
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___PricewaterhouseCoopers LLP___
(Name – if individual, state last, first, middle name)

___800 Market Street___   ___St. louis___   ___MO___   ___63101___
(Address)   (City)   (State)   (Zip Code)

RECEIVED MAR 0 1 2013

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PUBLIC

SEC 1410 (06-02)

3/12/13

OATH OR AFFIRMATION

I, _____Kevin Bastien_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Edward D. Jones & Co., L.P._____, as of _____December 31_____, 20_12___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____N/A_____

_____

_____

_____
Signature

_____
Mary Connor
Notary Public

__Principal Financial Officer__
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Edward Jones

®

February 27, 2013

Securities & Exchange Commission
Attention: John Ramsay - Director
Division of Trading and Markets
100 F Street NE
Washington, DC 20549

Dear Mr. Cook:

Enclosed are (A) two copies of the annual audited financial statements and related reports submitted with SEC form X-17a-5, Part III on a confidential basis in accordance with Rule 17a-5(e)(3), (B) two copies of the audited statement of financial condition and related reports submitted with SEC form X-17a-5, Part III that are available for public inspection, and (C) a copy of a supplemental report of independent public accountant covering the SIPC annual general assessment reconciliation as required by Rule 17a-5(e)(4) of Edward D. Jones & Co., L.P. for the year ended December 31, 2012.

If you have any questions or if I can be of assistance, please call me at (314) 515-5342.

Sincerely,

Mike Besmer
Director of Regulatory Reporting

Enclosures

EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND REPORT OF INDEPENDENT AUDITORS





EDWARD D. JONES & CO., L.P.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012
AND REPORT OF INDEPENDENT AUDITORS



pwc

REPORT OF INDEPENDENT AUDITORS

To Edward D. Jones & Co., L.P.:

We have audited the accompanying consolidated statement of financial condition of Edward D. Jones & Co., L.P. and its subsidiaries (the "Partnership") as of December 31, 2012.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Partnership's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, 800 Market Street, Suite 1900, St. Louis, MO 63101-2695
T: (314) 206 8500, F: (314) 206 8514, www.pwc.com/us



pwc

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Partnership and its subsidiaries at December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 25, 2013

EDWARD D. JONES & CO., L.P.
CONSOLIDATED STATEMENT
OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2012

(Dollars in thousands)

ASSETS		LIABILITIES AND PARTNERSHIP CAPITAL	
CASH AND CASH EQUIVALENTS	$ 303,410	PAYABLE TO:	
		Clients	$ 10,136,193
CASH AND INVESTMENTS SEGREGATED		Brokers, dealers and clearing organizations	65,477
UNDER FEDERAL REGULATIONS	7,714,642		
SECURITIES PURCHASED UNDER		SECURITIES SOLD, NOT YET PURCHASED,	
AGREEMENTS TO RESELL	1,063,586	at fair value	22,327
RECEIVABLE FROM:			
Clients	2,266,879	ACCRUED COMPENSATION AND EMPLOYEE	
Brokers, dealers and clearing organizations	189,119	BENEFITS	663,809
Mutual funds, insurance companies and other	349,510		
SECURITIES OWNED, at fair value:		ACCOUNTS PAYABLE AND ACCRUED EXPENSES	119,282
Mutual funds	85,274		11,007,088
State and municipal obligations	46,704		
Equities	17,846		
Government and agency obligations	14,990	LIABILITIES SUBORDINATED TO CLAIMS	
Corporate bonds and notes	4,600	OF GENERAL CREDITORS	100,000
Certificates of deposit	4,236		
Unit investment trusts	130		
	173,780	PARTNERSHIP CAPITAL:	
		Partners' capital	1,123,793
EQUIPMENT, PROPERTY AND		Partners' capital reserved for anticipated	
IMPROVEMENTS, NET	244,941	withdrawals	172,371
		TOTAL PARTNERSHIP CAPITAL	1,296,164
OTHER ASSETS	97,385		
TOTAL ASSETS	$ 12,403,252	TOTAL LIABILITIES AND PARTNERSHIP CAPITAL	$ 12,403,252

The accompanying notes are an integral part of this Consolidated Statement of Financial Condition

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying Consolidated Statement of Financial Condition includes the accounts of Edward D. Jones & Co., L.P. ("Edward Jones") and all wholly-owned subsidiaries (collectively, the "Partnership"). All material intercompany balances and transactions have been eliminated in consolidation. Non-controlling minority interests are accounted for under the equity method. The results of the Partnership's subsidiary in Canada are included in the Partnership's Consolidated Statement of Financial Condition for the twelve months ended November 30, 2012 because of the timing of the Partnership's financial reporting process. The Jones Financial Companies, L.L.L.P. ("JFC") owns 100% of the capital in the Partnership. JFC is the sole limited partner of Edward Jones. JFC's wholly-owned subsidiary, EDJ Holding Company, Inc., is the sole general partner.

The Partnership is comprised of two registered broker-dealers primarily serving individual investors in the United States of America ("U.S.") and, through a subsidiary, Canada. The Partnership primarily derives its revenues from the retail brokerage business through the sale of listed and unlisted securities and insurance products, investment banking, principal transactions, distribution of mutual fund shares, and through fees related to assets held by and account services provided to its clients. The Partnership conducts business in the U.S. and Canada with its clients, various brokers, dealers, clearing organizations, depositories and banks.

The Consolidated Statement of Financial Condition has been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the U.S. ("GAAP") which require the use of certain estimates by management in determining the Partnership's assets and liabilities. Actual results could differ from those estimates. The Partnership has evaluated subsequent events for recognition or disclosure through February 25, 2013, which was the date this Consolidated Statement of Financial Condition was available to be issued and identified no matters requiring disclosure.

Transaction Risk – The Partnership's securities activities involve execution, settlement and financing of various securities transactions for clients. The Partnership may be exposed to risk of loss in the event clients, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill contractual obligations. For transactions in which it extends credit to clients, the Partnership seeks to control the risks associated with these activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. Cash balances held at various major U.S. financial institutions, which typically exceed Federal Deposit Insurance Corporation insurance coverage limits, subject the Partnership to a concentration of credit risk. Additionally, the Partnership's Canadian broker-dealer may also have cash deposits in excess of the applicable insured amounts. The Partnership regularly monitors the credit ratings of these financial institutions in order to mitigate the credit risk that exists with the deposits in excess of insured amounts.

Foreign Exchange – Assets and liabilities denominated in a foreign currency are translated at the exchange rate at the end of the period.

Fair Value – Substantially all of the Partnership's financial assets and financial liabilities covered under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") No. 820, *Fair Value Measurement and Disclosure* ("ASC 820"), are carried at fair value or contracted amounts which approximate fair value. Upon the adoption of fair value guidance set forth in FASB ASC No. 825, *Financial Instruments*, the Partnership elected not to take the fair value option on liabilities subordinated to the claims of general creditors.

Fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, also known as the "exit price". Financial assets are marked to bid prices and financial liabilities are marked to offer prices. The Partnership's financial assets and financial liabilities recorded at fair value in the Consolidated Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820, with the related amount of subjectivity associated with the inputs to value these assets and liabilities at fair value for each level, are as follows:

Level I – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities categorized as Level I generally are government and agency obligations, equities listed in active markets, unit investment trusts and investments in publicly traded mutual funds with quoted market prices.

Level II – Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with related market data at the measurement date and for the duration of the instrument's anticipated life. The Partnership uses the market approach valuation technique (incorporates prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities) in valuing these types of investments.

The types of assets and liabilities categorized as Level II generally are certificates of deposit, state and municipal obligations, collateralized mortgage obligations and corporate bonds and notes.

Level III – Inputs are both unobservable and significant to the overall fair value measurement. These inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the inputs to the model.

The Partnership did not have any assets or liabilities categorized as Level III during the year ended December 31, 2012. In addition, there were no transfers into or out of Levels I, II or III during this period.

The Partnership estimates the fair value of the liabilities subordinated to claims of general creditors, based on the present value of future principal and interest payments associated with the debt, using current rates obtained from external lenders that are extended to organizations for debt of a similar nature as that of the Partnership (Level II input).

Cash and Cash Equivalents – The Partnership considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash and Investments Segregated Under Federal Regulations – Cash of $6,607,714 and investments of $1,106,928 as of December 31, 2012 were segregated in special reserve bank accounts for the benefit of U.S. clients under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Purchased Under Agreements to Resell – The Partnership participates in short-term resale agreements collateralized by government and agency securities. These transactions are reported as collateralized financing. The fair value of the underlying collateral as determined daily, plus accrued interest, must equal or exceed 102% of the carrying amount of the transaction. It is the Partnership's policy to have such underlying resale agreement collateral delivered to the Partnership or deposited in its accounts at its custodian banks. Resale agreements are carried at the amount at which the securities will be subsequently resold, as specified in the agreements. The Partnership considers these financing receivables to be of good credit quality and, in response, has not recorded a related allowance for credit loss due to the fact that these securities are fully collateralized and, as a result, the Partnership considers risk related to these securities to be minimal.

Securities Borrowing and Lending Activities – Securities borrowed and securities loaned transactions are reported as collateralized financings. Securities borrowed transactions require the Partnership to deposit cash or other collateral with the lender. In securities loaned transactions, the Partnership receives collateral in the form of cash or other collateral. Collateral for both securities borrowed and securities loaned is based on 102% of the fair value of the underlying securities loaned. The Partnership monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Securities borrowed and securities loaned are included in receivable from and payable to brokers, dealers and clearing organizations in the Consolidated Statement of Financial Condition.

Collateral – The Partnership reports as assets, collateral it has pledged in secured borrowings and other arrangements when the secured party cannot sell or repledge the assets or the Partnership can substitute collateral or otherwise redeem it on short notice. The Partnership does not report collateral it has received in secured lending and other arrangements as an asset when the debtor has the right to redeem or substitute the collateral on short notice.

Securities Owned and Sold, Not Yet Purchased – Securities owned and sold, not yet purchased, including inventory securities and investment securities, are recorded at fair value which is determined by using quoted market or dealer prices.

Equipment, Property and Improvements – Equipment, including furniture and fixtures, is recorded at cost and depreciated using straight-line and accelerated methods over estimated useful lives of three to twelve years. Buildings are depreciated using the straight-line method over their useful lives, which are estimated at thirty years. Leasehold improvements are amortized based on the term of the lease or the economic useful life of the improvement, whichever is less. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the respective category. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be fully recoverable. If impairment is indicated, the asset value is written down to its fair value.

Non-qualified Deferred Income Plan – The Partnership has a non-qualified deferred compensation plan for certain financial advisors. The Partnership has recorded a liability for the future payments due to financial advisors participating in the non-qualified deferred compensation plan. As the future amounts due to financial advisors change in accordance with plan requirements, the Partnership records the change in future amounts owed to financial advisors as an increase or decrease in accrued compensation and employee benefits in the Consolidated Statement of Financial Condition. The Partnership has chosen to hedge this future liability by purchasing securities in an amount similar to the future liability expected to be due in accordance with the plan. These securities are included in mutual fund securities in the Consolidated Statement of Financial Condition. Each period, the net impact of the change in future amounts owed to financial advisors in the non-qualified deferred compensation plan and the change in securities are approximately the same, resulting in minimal net impact in the Consolidated Statement of Financial Condition.

Lease Accounting – The Partnership enters into lease agreements for certain home office facilities as well as branch office locations. The associated lease expense is recognized on a straight-line basis over the minimum lease term.

Income Taxes – Income taxes have not been provided for in the Consolidated Statement of Financial Condition since the Partnership is organized as a partnership and each partner is liable for its own tax payments. Any subsidiaries' income tax provisions are insignificant. The Partnership did not have any significant uncertain tax positions as of December 31, 2012 and is not aware of any tax positions that will significantly change during the next twelve months. In addition, the Partnership is subject to examination by the Internal Revenue Service ("IRS") and by various state and foreign taxing authorities in the jurisdictions in which the Partnership conducts business. In 2012, the IRS began an examination of the Partnership's income tax returns for the years ended 2009 and 2010. This event is not expected to have a material impact to the Partnership. Tax years prior to 2008 are no longer subject to examination by U.S. federal, state, local or foreign tax authorities.

Recently Issued Accounting Standards – In December 2011, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2011-11, Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"), to establish requirements for an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The amendments in this update are effective for interim and annual periods beginning on or after January 1, 2013. Adoption is not expected to have a material impact on the Partnership's Consolidated Statement of Financial Condition.

NOTE 2 – RECEIVABLE FROM AND PAYABLE TO CLIENTS

Receivable from and payable to clients includes margin balances and amounts due on cash transactions. The value of securities owned by clients and held as collateral for these receivables is not reflected in the Consolidated Statement of Financial Condition. Substantially all amounts payable to clients are subject to withdrawal upon client request. The Partnership pays interest on certain credit balances in client accounts. The Partnership considers these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by securities with market values in excess of amounts due and, as a result, the Partnership considers credit risk related to these receivables to be minimal.

NOTE 3 – RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The components of receivable from and payable to brokers, dealers and clearing organizations as of December 31, 2012 are as follows:

Receivable from money market funds	$ 88,084
Receivable from clearing organizations	53,242
Securities failed to deliver	2,582
Other	45,211
Total receivable from brokers, dealers and clearing organizations	$ 189,119
Payable to clearing organizations	$ 53,874
Securities failed to receive	10,723
Payable to brokers and dealers	864
Securities loaned	16
Total payable to brokers, dealers and clearing organizations	$ 65,477

NOTE 4 – RECEIVABLE FROM MUTUAL FUNDS, INSURANCE COMPANIES AND OTHER

Receivable from mutual funds, insurance companies and other is primarily composed of amounts due to the Partnership for asset-based fees and fees for sub-transfer agent accounting services from mutual fund vendors and insurance companies as well as a receivable from retirement account trustee. This receivable from retirement account trustee represents deposits held with a trustee for the Partnership's Canadian client's retirement account funds as required by Canadian regulations.

NOTE 5 – FAIR VALUE

The following table sets forth the Partnership's financial instruments measured at fair value:

	Financial Assets at Fair Value as of December 31, 2012			
	Level I	Level II	Level III	Total
Investments segregated under federal regulations				
U.S. treasuries	$ 1,006,928	$ -	$ -	$ 1,006,928
Certificates of deposit	-	100,000	-	100,000
Total investments segregated under federal regulations	$ 1,006,928	$ 100,000	$ -	$ 1,106,928
Securities owned:				
Inventory securities:				
State and municipal obligations	$ -	$ 46,704	$ -	$ 46,704
Equities	17,846	-	-	17,846
Certificates of deposit	-	4,236	-	4,236
Corporate bonds and notes	-	3,183	-	3,183
Collateralized mortgage obligations	-	1,417	-	1,417
Government and agency obligations	1,036	-	-	1,036
Unit investment trusts	130	-	-	130
Total inventory securities	19,012	55,540	-	74,552
Investment securities:				
Mutual funds	85,274	-	-	85,274
Government and agency obligations	13,954	-	-	13,954
Total investment securities	99,228	-	-	99,228
Total securities owned	$ 118,240	$ 55,540	$ -	$ 173,780

	Financial Liabilities at Fair Value as of December 31, 2012			
	Level I	Level II	Level III	Total
Securities sold, not yet purchased:				
Mutual funds	$ 12,014	$ -	$ -	$ 12,014
Equities	5,132	-	-	5,132
Certificates of deposit	-	2,774	-	2,774
Corporate bonds and notes	-	1,493	-	1,493
State and municipal obligations	-	588	-	588
Government and agency obligations	202	-	-	202
Unit investment trusts	112	-	-	112
Collateralized mortgage obligations	-	12	-	12
Total securities sold, not yet purchased	$ 17,460	$ 4,867	$ -	$ 22,327

The Partnership attempts to reduce its exposure to market price fluctuations of its inventory securities through the sale of U.S. government securities and, to a limited extent, the sale of fixed income futures contracts. The amount of the securities purchased or sold will fluctuate on a daily basis due to changes in inventory securities owned, interest rates and market conditions. Futures contracts are settled daily, and any gain or loss is recognized in principal transactions revenue. The notional amount of futures contracts outstanding was $2,000 at December 31,

2012. The average notional amount of futures contracts outstanding throughout the year ended December 31, 2012 was approximately $4,700. The underlying assets of these contracts are not reflected in the Partnership's Consolidated Statement of Financial Condition; however, the related mark-to-market adjustment gain of $7 is included in the Consolidated Statement of Financial Condition as of December 31, 2012.

The estimated fair value of liabilities subordinated to claims of general creditors as of December 31, 2012 was $103,396. See Note 8 for the carrying value of liabilities subordinated to claims of general creditors.

NOTE 6 – EQUIPMENT, PROPERTY AND IMPROVEMENTS

Equipment, property and improvements as of December 31, 2012 are summarized as follows:

Equipment, furniture and fixtures	$	608,732
Buildings and improvements		438,962
Total equipment, property and improvements		1,047,694
Accumulated depreciation and amortization		(802,753)
Equipment, property and improvements, net	$	244,941

NOTE 7 –LINES OF CREDIT

The Partnership has uncommitted secured bank lines of credit in place as of December 31, 2012 of $415,000. The Partnership's uncommitted secured bank lines of credit are subject to change at the discretion of the banks and, therefore, due to credit market conditions and the uncommitted nature of these credit facilities, it is possible that these lines of credit could decrease or not be available in the future.

Actual borrowing availability on the uncommitted secured lines is based on client margin securities and partnership securities, which serve as collateral on loans. There were no amounts outstanding on the uncommitted lines of credit as of December 31, 2012. In addition, the Partnership did not have any draws against these lines of credits during the year ended December 31, 2012.

In 2011, the Partnership entered into a $500,000 line of credit agreement with JFC, which has a maturity date of September 19, 2013. There were no amounts outstanding on this line of credit as of December 31, 2012 and no amounts drawn against this line of credit during the year ended December 31, 2012.

NOTE 8 – LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Liabilities subordinated to the claims of general creditors as of December 31, 2012 consists of:

Capital notes 7.33%, due in annual installments of $50,000 commencing on June 12, 2010 with a final installment on June 12, 2014	$ 100,000
	$ 100,000

Required annual principal payments, as of December 31, 2012, are as follows:

2013	$ 50,000
2014	50,000
2015	-
2016	-
2017	-
Thereafter	-
	$ 100,000

The capital note agreements contain restrictions which, among other things, require maintenance of certain financial ratios, restrict encumbrance of assets and creation of indebtedness and limit the withdrawal of partnership capital. As of December 31, 2012, Edward Jones was required, under the note agreements, to maintain minimum partnership capital of $400,000 and regulatory net capital of $156,833. Edward Jones was in compliance with all restrictions as of December 31, 2012.

The liabilities subordinated to claims of general creditors are subject to cash subordination agreements approved by the Financial Industry Regulatory Authority ("FINRA") and, therefore, are included in Edward Jones' computation of net capital under the SEC Uniform Net Capital Rule.

In June 2012, the Partnership paid the annual scheduled installment on the 7.33% capital notes in the amount of $50,000.

NOTE 9 – NET CAPITAL REQUIREMENTS

As a result of its activities as a broker-dealer, Edward Jones is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 ("Exchange Act") and capital compliance rules of the FINRA Rule 4110. Under the alternative method permitted by the rules, Edward Jones must maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit items arising from client transactions. The net capital rules also provide that partnership capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to

the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements.

At December 31, 2012, Edward Jones' net capital of $711,894 was 34.0% of aggregate debit items and its net capital in excess of the minimum required was $670,072. Net capital after anticipated capital withdrawals, as a percentage of aggregate debit items, was 18.5%. Net capital and the related capital percentages may fluctuate on a daily basis.

The Partnership prepares SEC Form X-17A-5, FOCUS Report, Part II, on an unconsolidated basis. The capital of the Partnership's Canadian subsidiary is included as partnership capital in the computation of Edward Jones' net capital, which resulted in an increase in net capital of $34,601.

The following is a summary of certain consolidating financial information of the Partnership:

	Edward Jones	Edward Jones (Canada)	Other Subsidiaries	Eliminations	Edward D. Jones & Co., L.P.
Total assets	$ 12,036,844	$ 427,709	$ 4,468	$ (65,769)	$ 12,403,252
Total liabilities	$ 10,740,680	$ 367,007	$ -	$ (599)	$ 11,107,088
Total partnership capital	1,296,164	60,702	4,468	(65,170)	1,296,164
Total liabilities and partnership capital	$ 12,036,844	$ 427,709	$ 4,468	$ (65,769)	$ 12,403,252

At December 31, 2012, the Partnership's Canadian broker-dealer's regulatory risk adjusted capital of $38,488 was $27,567 in excess of the capital required to be held by the Investment Industry Regulatory Organization of Canada ("IIROC").

NOTE 10 – EMPLOYEE BENEFIT PLANS

The Partnership maintains a Profit Sharing and Deferred Compensation plan covering all eligible U.S. employees and a Group Registered Retirement Savings Plan covering all eligible Canadian employees. Contributions to the plans are at the discretion of the Partnership. Additionally, participants may contribute on a voluntary basis.

NOTE 11 – COMMITMENTS

The Partnership leases a significant portion of its home office space from EDJ Leasing Co., L.P. ("LEA"), an affiliate of the Partnership, under terms of non-cancelable triple net leases expiring through 2020. Additionally, the Partnership leases home office and branch office space under numerous operating leases from non-affiliates. Branch offices are leased generally for terms of three to five years. The Partnership's non-cancelable lease commitments greater than one year as of December 31, 2012, are summarized below:

2013	$	157,548
2014		42,823
2015		31,322
2016		24,033
2017		14,530
Thereafter		45,487
	$	315,743

In addition to the commitments discussed above, the Partnership would have incurred termination fees of $70,700 as of December 31, 2012 in the event the Partnership terminated existing contractual commitments with certain vendors providing ongoing services. These termination fees will decrease over the related contract periods, which generally expire within the next three years.

NOTE 12 – CONTINGENCIES

In the normal course of business, the Partnership has been named as a defendant in various legal actions, including arbitrations, class actions and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. The Partnership is also involved from time to time in investigations and proceedings by governmental and self-regulatory agencies, certain of which may result in adverse judgments, fines or penalties. In addition, the Partnership provides for potential losses that may arise related to other contingencies.

The Partnership assesses its liabilities and contingencies utilizing available information. For those matters where it is probable the Partnership will incur a potential loss and the amount of the loss is reasonably estimable, in accordance with FASB ASC No. 450, Contingencies ("ASC 450"), an accrued liability has been established. These reserves represent the Partnership's aggregate estimate of the potential loss contingency and are believed to be sufficient at this time. Such liability may be adjusted from time to time to reflect any relevant developments.

For such matters where an accrued liability has not been established and the Partnership believes a loss is both reasonably possible and estimable, as well as for matters where an accrued liability has been recorded but for which an exposure to loss in excess of the amount accrued is both reasonably possible and estimable, the current estimated aggregated range of possible loss is $4,000 to $46,000. This range of reasonably possible loss does not necessarily represent the Partnership's maximum loss exposure as the Partnership was not able to estimate a range of reasonably possible loss for all matters.

Further, the matters underlying any disclosed estimated range will change from time to time, and actual results may vary significantly. While the outcome of these matters is inherently uncertain, based on information currently available, the Partnership believes that its established reserves are adequate and the liabilities arising from such proceedings will not have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Partnership. However, based on future developments and the potential unfavorable resolution of these matters, the outcome could be material to the Partnership's future consolidated operating results for a particular period or periods.

NOTE 13 – RELATED PARTIES

The Partnership's $500,000 line of credit with JFC (see Note 7) is intended to provide short-term liquidity to the Partnership should the need arise. In addition, JFC has an undrawn, three year $395,000 committed unsecured credit facility, which has a maturity date of March 18, 2014. The Partnership believes that between JFC's committed facility and other liquid assets held by JFC, the Partnership could borrow on the $500,000 line of credit on short notice if needed. There were no amounts outstanding on these lines of credit as of December 31, 2012, and no amounts drawn against these lines of credit during the years ended December 31, 2012.

The Partnership leases a significant portion of its home office space from LEA. See Note 11 for further details.

Edward Jones owns a 49.5% limited partnership interest in the investment adviser to the Edward Jones Money Market Fund. The Partnership does not have management responsibility with regard to the adviser.

As of December 31, 2012, Edward Jones leases approximately 10% of its branch office space from its financial advisors.

As of December 31, 2012, certain affiliates maintained brokerage accounts with the Partnership, which pay interest on cash balances on a monthly basis.

